Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross plans to divest its Russian assets

Toronto, Ontario, March 29, 2022 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross” and the “Company”) today provided an update regarding its activities in Russia.

Subsequent to Kinross’ disclosure on March 2, 2022, the Company has been developing a transition plan to divest its Russian assets. Kinross has received a number of unsolicited proposals regarding its Russian business and is now in exclusive negotiations with a third-party mining company regarding a potential sale of 100% of its assets in the country. Any such divesture or change of control would be subject to Russian government approval.

As part of the exclusivity agreement and to properly maintain assets pending a change of control, the Company’s Russian subsidiaries are continuing to operate during the transition period. Kinross will also continue to manage and mitigate the environmental impacts of its operations. This includes overseeing monitoring systems and transporting industrial materials to the Kupol mine that are not permitted to remain at the port to maintain safety and regulatory compliance. Kinross will continue to prioritize the well-being of its more than 2,000 employees in the country as it develops its transition plan.

The parent company will not benefit financially from the operations while the transition plan is finalized. Current activities will be funded through resources already in-country, with no additional investment required by the parent company.

Kinross expects to treat its Russian business as an asset held for sale from an accounting perspective until a change of control is completed. The Company will provide updates to its guidance at the appropriate time.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile, Ghana and Canada. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statements on forward-looking information

All statements, other than statements of historical fact, contained in this news release, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995 and are based on the expectations, estimates and projections of management as of the date of this news release, unless otherwise stated. Forward-looking statements contained in this news release include, without limitation, statements with respect to the development and timing of the Company’s transition plan its Russian business; the Company’s ability to pursue and successfully implement a sale or transfer of its Russian business; the Company’s ability to safeguard the environment and the maintain the assets during the transition plan; the Company’s ability to temporarily continue operating its Russian activities (including its ability to comply with all applicable laws and sanctions); the ability of the Russian business to fund ongoing operations without additional capital injections; the Company’s anticipated accounting treatment of its Russian business; and the estimated economic impact to Kinross while the transition plan is being finalized. The words “estimate”, “expects”, “outlook”, or “plan” or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Many uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2021 and the Annual Information Form dated March 30, 2021. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Source: Kinross Gold Corporation

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